Exhibit 10(a)

CLECO CORPORATION
2000 LONG-TERM INCENTIVE COMPENSATION PLAN

Amendment No. 1
(Elimination of Restricted Stock Award)

Whereas, Cleco Corporation, a corporation organized and existing under the laws of the State of Louisiana (the "Company"), adopted the 2000 Long-Term Incentive Compensation Plan (the "LTIP"), which plan was approved by the shareholders of the Company on April 28, 2000;

Whereas, the Company now desires to amend the LTIP to eliminate the award of restricted stock thereunder with respect to certain nonemployee members of the Board of Directors of the Company;

Whereas, Section 12.1 of the LTIP permits the Board of Directors of the Company to amend the LTIP, subject to any limitations imposed by applicable law;

Now, Therefore, effective as of December 12, 2003, Section 11.2 of the LTIP shall be amended and restated in its entirety as follows:

"11.2 **Restricted Stock Awards.** This section intentionally left blank."

This Amendment No. 1 was approved by the Board of Directors of the Company on December 12, 2003, to be effective as of the dates set forth above.

CLECO CORPORATION

By: /s/ Catherine C. Powell

Its: Sr. V.P. - Corporate Services